Exhibit 99.1

VIVOPOWER EXECUTIVE CHAIRMAN AND CEO FILES FORM F4 TO INCREASE HIS SHAREHOLDING

LONDON, April 17, 2024 (NEWS DIRECT) -- VivoPower International PLC (NASDAQ: VVPR, “VivoPower”, the “Company”) has announced that Executive Chairman and CEO, Kevin Chin, is increasing his individual shareholding in the Company by 146,084 shares, including the 125,000 shares announced on December 18, 2023, representing approximately 4.4% of the undiluted number of issued and outstanding shares of the Company. This is through a voluntary election to receive his CEO salary from 1 July 2023 until 30 June 2024, in the form of ordinary shares in VivoPower, for which the issuance of VivoPower shares for the period from 1 July 2023 to 31 March 2024 has been approved by the Remuneration Committee either through the issuance of ordinary shares or of warrants with the same number of underlying ordinary shares and subject to availability under the Company’s Omnibus Incentive Plan through a form S-8. The number of shares noted above represents CEO compensation for the 9 month period to 31, 2024, with Kevin Chin also having elected in November 2023 to receive his CEO salary for the full financial year ending June 30, 2024 in the form of VivoPower ordinary shares. The shares to be issued for the quarter ending 30 June 30, 2024 will be subject to Remuneration Committee approval immediately after the end of that quarter.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, the anticipated impact that the events or transactions described in this communication may have on the Company and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, expectations on funding from investors or M&A, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

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shareholders@vivopower.com